June 13, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Re:	National Instruments Corporation
Form 10-K for fiscal year ended December 31, 2016
Commission File No. 0-25426
Ladies and Gentlemen:
On behalf of National Instruments Corporation (the "Company"), we acknowledge receipt of the comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the Staff's letter dated June 9, 2017 relating to the Company's Form 10-K for the fiscal year ended December 31, 2016.   This letter is to confirm that the Company expects to respond to the Staff's comments no later than June 30, 2017.
If you have any questions, please contact the undersigned at (512) 338-5439.

Sincerely

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.